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                                                           Exhibit (a)(5)(IX)

                                                        SILVER TRIANGLE BUILDING
                                         25505 WEST TWELVE MILE ROAD, SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                                                            DATE: MARCH 14, 2006

                                             INVESTOR RELATIONS: DOUGLAS W. BUSK
                                                                       TREASURER
                                                        (248) 353-2700 EXT. 4432
                                                         IR@CREDITACCEPTANCE.COM

                                                        PINK SHEETS SYMBOL: CACC

                     CREDIT ACCEPTANCE CORPORATION ANNOUNCES
                           PRELIMINARY RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER

SOUTHFIELD, MICHIGAN - MARCH 14, 2006 - CREDIT ACCEPTANCE CORPORATION (PINK
SHEETS: CACC) (the "Company") announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on March 13, 2006. The Company commenced the tender offer on February 10, 2006 to purchase up to 5,000,000 shares of its common stock at a price between $21.00 and $25.00 per share, net to the seller in cash, without interest. Georgeson Shareholder Communications, Inc. acted as information agent for the offer and Computershare Trust Company of New York acted as the depositary.

Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 4,053,741, which includes 191,617 pursuant to the guaranteed delivery procedure. Based on the preliminary count, the Company expects to purchase all properly tendered shares at $25.00 per share, net to the seller in cash, without interest, for a total purchase price of approximately $101.3 million. All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers may be unable to purchase a vehicle or they may purchase an unreliable one, or they may not have the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the Pink Sheets under the symbol CACC. For more information, visit www.creditacceptance.com.


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